Exhibit 11.   - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended December 31, 2008

Weighted average number of shares outstanding as at December 31, 2008 (*)	1,788,519

Accumulated losses for the period from inception to December 31, 2008	$ 49,670

Loss per share	$0.02

(*)	This represents the shares being issued since December 11, 2006, date of inception, to December 31, 2008, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since December 31, 2008 and no stock options are outstanding since inception and the period subsequent to December 31, 2008.